UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the Fiscal Semiannual Period Ended June 30, 2020

Fundrise Real Estate Investment Trust, LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11140

Delaware	32-0467957
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC (Address of principal executive offices)	20036 (Zip Code)

(202) 584-0550
Registrant’s telephone number, including area code

Common Shares
(Title of each class of securities issued pursuant to Regulation A)

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Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto contained in this Semiannual Report on Form 1-SA (“Semiannual Report”). The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the Statements Regarding Forward Looking Information contained in our latest offering circular (our “Offering Circular”) qualified by the Securities and Exchange Commission (“SEC”), which may be accessed here. Unless otherwise indicated, the latest results discussed below are as of June 30, 2020. The financial statements included in this filing as of June 30, 2020 and for the six months ended June 30, 2020 and 2019 are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make interim statements of operations not misleading.

Business

Fundrise Real Estate Investment Trust, LLC is a Delaware limited liability company formed on May 15, 2015 to originate, invest in, and manage a diversified portfolio of real estate investments and other real estate-related assets. Operations commenced on December 5, 2015. We use substantially all of the net proceeds raised from our initial and subsequent offerings (the “Offering(s)”) to invest in real estate-related debt securities (including commercial mortgage-backed securities (“CMBS”), collateralized debt obligations (“CDOs”), and REIT senior unsecured debt) and other real estate-related assets. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. The use of the terms “Fundrise Real Estate Investment Trust”, the “Company”, “we”, “us” or “our” in this Semiannual Report refer to Fundrise Real Estate Investment Trust, LLC unless the context indicates otherwise.

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2015, the Company operates in a manner intended to qualify for treatment as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986.

We are externally managed by Fundrise Advisors, LLC (our “Manager”), which is an investment adviser registered with the SEC and a wholly-owned subsidiary of Rise Companies Corp. (our “Sponsor”), the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates the online investment platform located at www.fundrise.com (the “Fundrise Platform”), which allows investors to hold interests in real estate opportunities that may have been historically difficult to access for some investors. Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides asset management, marketing, investor relations and other administrative services on our behalf. Accordingly, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our Offering Circular, which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”). In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Offering Results

We have offered, are offering, and will continue to offer up to $50.0 million in common shares in our Offerings in any rolling twelve month period. The Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. As of June 30, 2020 and December 31, 2019, we had raised total gross offering proceeds of approximately $149.4 million and $138.3 million, respectively, from settled subscriptions (including the approximately $1.2 million received in the private placements to our Sponsor, and Fundrise, L.P., an affiliate of our Sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 14,938,000 and 13,831,000, respectively, of our common shares. Assuming the settlement for all subscriptions received as of June 30, 2020, approximately $22.1 million of our previously qualified common shares remained available for sale (based on our current share price) under our Offering.

We expect to offer common shares in our Offering until we raise the maximum amount permitted based on the maximum number of common shares we are able to qualify under Regulation A at any given time, unless terminated by our Manager at an earlier time. Until June 30, 2016, the per share purchase price for our common shares was $10.00, an amount that was arbitrarily determined by our Manager. Thereafter, the per share purchase price is subject to adjustment every fiscal quarter and, as of January 1st, April 1st, July 1st and October 1st of each year (or as soon as commercially reasonable and announced by us thereafter), will equal the greater of (i) $10.00 per share or (ii) the sum of our net asset value (“NAV”), divided by the number of our common shares outstanding as of the end of the prior fiscal quarter (“NAV per share”).

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Below is the quarterly NAV per share, as determined in accordance with our valuation policies. Linked in the table is the relevant Form 1-U detailing each NAV evaluation method, incorporated by reference herein.

Date	NAV Per Share	Link
June 30, 2016	$9.91	Form 1-U
September 30, 2016	$9.92	Form 1-U
December 31, 2016	$9.88	Form 1-U
March 31, 2017	$9.84	Form 1-U
June 30, 2017	$9.82	Form 1-U
September 30, 2017	$9.80	Form 1-U
December 31, 2017	$9.81	Form 1-U
March 31, 2018	$9.86	Form 1-U
June 30, 2018	$9.88	Form 1-U
September 30, 2018	$9.89	Form 1-U
December 31, 2018	$9.91	Form 1-U
March 31, 2019	$9.96	Form 1-U
June 30, 2019	$9.97	Form 1-U
October 1, 2019	$9.98	Form 1-U
December 31, 2019	$10.00	Form 1-U
March 31, 2020	$9.98	Form 1-U
June 30, 2020	$10.04	Form 1-U

Distributions

To maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates. However, there may also be times when our Manager elects to reduce our rate of distributions in order to preserve or build up a higher level of liquidity at the Company level. For example, in response to the global outbreak of a new strain of coronavirus (“COVID-19”), the Manager determined to reduce distributions in the short-term in order to preserve liquidity at the Company level; however, the Manager does not expect this trend to continue long-term, as, among other things, as a REIT, we are required to distribute at least 90% of our REIT taxable income annually.

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On April 12, 2016, we paid our first distribution to shareholders for the distribution period of January 1, 2016 through March 31, 2016. In addition, our Manager has declared daily distributions for shareholders of record as of the close of business on each day from January 1, 2016 through October 1, 2020, as shown in the table below. Linked in the table is the relevant Form 1-U detailing each distribution.

Distribution Period	Daily Distribution Amount/Common Share		Date of Declaration	Payment Date (1)	Annualized Yield (2)	Link
01/01/2016 – 03/31/2016	$0.0012205045		12/31/2015	04/12/2016	4.45%
04/01/2016 – 04/30/2016	$0.0027397254		03/30/2016	07/13/2016	10.00%	Form 1-U
05/01/2016 – 06/30/2016	$0.0027397260		04/20/2016	07/13/2016	10.00%	Form 1-U
07/01/2016 – 09/30/2016	$0.0030136986		06/08/2016	10/13/2016	11.00%	Form 1-U
10/01/2016 – 12/31/2016	$0.0030821918		09/16/2016	01/13/2017	11.25%	Form 1-U
01/01/2017 – 03/31/2017	$0.0028767123		12/31/2016	04/12/2017	10.50%	Form 1-U
04/01/2017 – 06/30/2017	$0.0028767123		03/21/2017	07/13/2017	10.50%	Form 1-U
07/01/2017 – 09/30/2017	$0.0028767123		06/26/2017	10/09/2017	10.50%	Form 1-U
10/01/2017 – 12/31/2017	$0.0027397260		09/28/2017	01/09/2018	10.00%	Form 1-U
01/01/2018 – 01/31/2018	$0.0016438360		12/22/2017	04/11/2018	6.00%	Form 1-U
02/01/2018 – 02/28/2018	$0.0021917808		01/26/2018	04/11/2018	8.00%	Form 1-U
03/01/2018 – 03/31/2018	$0.0021917808		02/27/2018	04/11/2018	8.00%	Form 1-U
04/01/2018 – 04/30/2018	$0.0021917808		03/28/2018	07/09/2018	8.00%	Form 1-U
05/01/2018 – 05/31/2018	$0.0021917808		04/30/2018	07/09/2018	8.00%	Form 1-U
06/01/2018 – 06/30/2018	$0.0022602740		05/29/2018	07/09/2018	8.25%	Form 1-U
07/01/2018 – 07/31/2018	$0.0023287671		06/28/2018	10/08/2018	8.50%	Form 1-U
08/01/2018 – 08/31/2018	$0.0023287671		07/27/2018	10/08/2018	8.50%	Form 1-U
09/01/2018 – 09/30/2018	$0.0023287671		08/24/2018	10/08/2018	8.50%	Form 1-U
10/01/2018 – 10/31/2018	$0.0023287671		09/26/2018	01/07/2019	8.50%	Form 1-U
11/01/2018 – 11/30/2018	$0.0022602740		10/29/2018	01/07/2019	8.25%	Form 1-U
12/01/2018 – 12/31/2018	$0.0022602740		11/29/2018	01/07/2019	8.25%	Form 1-U
01/01/2019 – 01/31/2019	$0.0021917808		12/27/2018	04/10/2019	8.00%	Form 1-U
02/01/2019 – 02/28/2019	$0.0021917808		01/30/2019	04/10/2019	8.00%	Form 1-U
03/01/2019 – 03/31/2019	$0.0021917808		02/28/2019	04/10/2019	8.00%	Form 1-U
04/01/2019 – 04/30/2019	$0.0021917808		03/28/2019	07/11/2019	8.00%	Form 1-U
05/01/2019 – 05/31/2019	$0.0019178082		04/30/2019	07/11/2019	7.00%	Form 1-U
06/01/2019 – 06/30/2019	$0.0020547945		05/30/2019	07/11/2019	7.50%	Form 1-U
07/01/2019 – 07/31/2019	$0.0020547945		06/28/2019	10/09/2019	7.50%	Form 1-U
08/01/2019 – 08/31/2019	$0.0016438356		07/30/2019	10/09/2019	6.00%	Form 1-U
09/01/2019 – 10/01/2019	$0.0021232877		08/29/2019	10/09/2019	7.75%	Form 1-U
10/02/2019 – 10/31/2019	$0.0020547945		10/01/2019	01/13/2020	7.50%	Form 1-U
11/01/2019 – 11/30/2019	$0.0024657534		10/31/2019	01/13/2020	9.00%	Form 1-U
12/01/2019 – 12/31/2019	$0.0026027397		11/26/2019	01/13/2020	9.50%	Form 1-U
01/01/2020 – 01/31/2020	$0.0024657534		12/23/2019	04/09/2020	9.00%	Form 1-U
02/01/2020 – 02/29/2020	$0.0024657534		01/29/2020	04/09/2020	9.00%	Form 1-U
03/01/2020 – 03/31/2020	$0.0020547945		02/26/2020	04/09/2020	7.50%	Form 1-U
04/01/2020 – 04/30/2020	$0.0019178082		03/30/2020	07/09/2020	7.00%	Form 1-U
05/01/2020 - 05/31/2020	$0.0017808219		04/29/2020	07/09/2020	6.50%	Form 1-U
06/01/2020 - 06/30/2020	$0.0017808219		05/27/2020	07/09/2020	6.50%	Form 1-U
07/01/2020 - 07/31/2020	$0.0017808219		06/29/2020	10/21/2020	6.50%	Form 1-U
08/01/2020 - 08/31/2020	$0.0020547945		07/30/2020	10/21/2020	7.50%	Form 1-U
09/01/2020 - 10/01/2020	$0.0019178082		08/28/2020	10/21/2020	7.00%	Form 1-U
Weighted Average	$0.0023627597	(3)	-	-	8.62%(4)

(1)	Dates presented are the dates on which the distributions were, or are, scheduled to be distributed; actual distribution dates may vary.
(2)	Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.00 per share purchase price. While the Manager is under no obligation to do so, each annualized basis return assumes that the Manager would declare distributions in the future similar to the distributions for each period presented, and there can be no assurance that the Manager will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.
(3)	Weighted average daily distribution amount per common share is calculated as the average of the daily declared distribution amounts from January 1, 2016 through October 1, 2020.
(4)	Weighted average annualized yield is calculated as the annualized yield of the average daily distribution amount for the periods presented, using a $10.00 per share purchase price.

Any distributions that we make directly impacts our NAV by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of a shareholder’s investment, the shareholder’s distributions plus the change in NAV per share (either positive or negative) will produce the shareholder’s total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a shareholder’s adjusted tax basis in the shareholder’s shares, and to the extent that it exceeds the shareholder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

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Redemption Plan

Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity for their investment in our shares. Through December 31, 2019, the Company's redemption plan provided that, on a monthly basis, after observing a mandatory 60-day waiting period, a shareholder could obtain liquidity as described in detail in our Offering Circular. Effective as of January 1, 2020, we revised our redemption plan to implement quarterly instead of monthly redemption requests, and the elimination of the 60-day waiting period. Further, our current policy includes the provision for separate redemption rights in the case of death or “qualifying disability” that eliminates any penalty for redemption in such circumstances and permits the redemption of shares at 100% of the per share price of our common shares in effect at the time of the redemption request. Our Manager may in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.

Effective as of March 31, 2020, our Manager determined to (i) suspend the processing and payment of redemptions under our redemption plan until further notice, and (ii) delay the consideration and processing of all outstanding redemption requests until further notice. We have resumed the processing and payment of redemptions under our redemption plan as of June 30, 2020. As such, and combined with the change in processing redemptions quarterly instead of monthly and increased redemption requests arising from the COVID-19 pandemic, redemptions payable have increased on the balance sheet from December 31, 2019 to June 30, 2020.

As of June 30, 2020, approximately 2,058,000 common shares had been submitted for redemption and 100% of such redemption requests have been honored.

Critical Accounting Policies

Our accounting policies have been established to conform with U.S. generally accepted accounting principles (“U.S. GAAP”). The preparation of financial statements in conformity with U.S. GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements.

We believe our critical accounting policies govern the significant judgments and estimates used in the preparation of our financial statements. Please refer to Note 2, Summary of Significant Accounting Policies, in our financial statements, for a more thorough discussion of our accounting policies and procedures.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has released several Accounting Standards Updates (each an “ASU”) that may have an impact on our financial statements. See Recent Accounting Pronouncements in Note 2, Summary of Significant Accounting Policies in the financial statements for discussion of the relevant ASUs. We are currently evaluating the impact of the various ASUs on our financial statements and determining our plan for adoption.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Sources of Operating Revenues and Cash Flows

We primarily generate revenues from interest income on our real estate debt investments. Additionally, we expect to receive cash flow distributions from investments in equity method investees. We may also seek to acquire investments which generate attractive returns without any leverage. See Note 2, Summary of Significant Accounting Policies – Revenue Recognition, in our financial statements for further detail.

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Results of Operations

On December 5, 2015, we commenced operations upon our satisfying the $1.0 million minimum offering requirement for our initial Offering (not including the $200,000 received in the private placements to our Sponsor and Fundrise, L.P.). For the six months ended June 30, 2020 and 2019, we had total net income of approximately $5.3 million and $3.9 million, respectively.

Revenue

Interest Income

For the six months ended June 30, 2020 and 2019, we earned interest income of approximately $6.1 million and $4.2 million respectively, from our investments. The increase in interest income is primarily attributable to the acquisition of two real estate debt investments that were acquired after June 30, 2019.

Equity in Earnings (Losses)

For the six months ended June 30, 2020 and 2019, we had equity in earnings of approximately $44,000 and $107,000 from our equity method investees, respectively. The decrease in equity in earnings is primarily attributable to less net income earned from our equity method investments during the six months ended June 30, 2020 as compared to the prior year period.

Other Income

For the six months ended June 30, 2020 and 2019, we recognized other income of approximately $344,000 and $165,000, respectively. The increase in other income was primarily related to extension fees earned on our real estate debt investments.

Expenses

General and Administrative

For the six months ended June 30, 2020 and 2019, we incurred general and administrative expenses of approximately $147,000 and $108,000, respectively, which included auditing and professional fees, software subscription costs, and other expenses associated with operating our business. The increase in general and administrative expenses is primarily due to higher professional fees incurred in 2020.

Asset Management and Other Fees – Related Party

For the six months ended June 30, 2020 and 2019, we incurred asset management fees of approximately $554,000 and $408,000, respectively. The increase in asset management fees is primarily attributable to an increase in capital raised through our Offering.

Interest Expense – Related Party

For the six months ended June 30, 2020 and 2019, we incurred interest expense of approximately $113,000 and $0, respectively. This increase is due to the related party note payable agreement entered into with National Lending, LLC in November 2019. See Note 7, Related Party Arrangements for further information regarding National Lending, LLC.

Credit Losses

For the six months ended June 30, 2020 and 2019, we incurred credit losses of approximately $353,000 and $0, respectively. This increase is related to the impairment of one non-performing asset. See Note 4, Real Estate Debt Investments, net for further detail.

Our Investments

As of June 30, 2020, we had entered into the following investments. See “Recent Developments” for a description of investments we have made since June 30, 2020. Note that the use of the term “controlled subsidiary” is not intended to conform with U.S. GAAP definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

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Senior Secured Loans	Location	Type of Property	Date of Acquisition	Interest Rate(1)	Maturity Date(2)	Total Commitment(3)	LTV (4)	LTC (5)		Overview (Form 1-U)
New York Senior Loan*	Long Island City, NY	Condo	12/15/2015	11.0%	12/11/2017	$1,990,000	--	80.0%		Initial
CPG Senior Loan(7)	Phoenix, AZ	Multifamily	12/30/2015	11.0%	12/29/2016	$837,000	--	60.0%		Initial	Update
Clermont Senior Loan*(18)	Atlanta, GA	Hotel	01/07/2016	10.0%	01/31/2022	$3,019,355	67.0%	--		Initial	Update
Fairmount Senior Loan(8)	Atlanta, GA	Retail	01/21/2016	12.0%	01/20/2017	$4,600,000	--	82.0	%(6)	Initial	Update
Ascent Senior Loan(9)	Long Island City, NY	Condo	01/27/2016	11.0%	01/27/2018	$3,177,000	--	80.6%		Initial	Update
Van Nuys Senior Loan(10)	Van Nuys, CA	Land	02/19/2016	12.0%	10/11/2017	$4,900,000	--	72.6%		Initial	Update
Continuum Mateo Senior Loan*(11)	Los Angeles, CA	Land	04/06/2016	9.0%	04/05/2017	$7,315,000	--	75.0%		Initial	Update
Stradella Court Senior Loan(12)	Los Angeles, CA	Land	09/14/2016	8.5%	08/24/2017	$1,760,000	--	62.0%		Initial
Otsego Homes Senior Loan(13)	Los Angeles, CA	Land	01/10/2017	9.0%	06/26/2018	$2,460,000	--	71.0%		Initial	Update
Gramercy Homes Senior Loan*(14) (20)	Los Angeles, CA	Land	05/01/2017	7.6%	01/01/2020	$10,750,000	78.2%	72.0%		Initial	Update 1 Update 2 Update 3 Update 4
Melrose Senior Loan*(15)	Los Angeles, CA	Land	05/31/2017	11.0%	10/16/2017	$1,588,019	48%	--		Initial
Pacer Hollywood Senior Loan*(16)	Los Angeles, CA	Land	11/02/2017	10.0%	05/02/2018	$5,985,000	86.0%	84.0%		Initial	Update
Huron River Senior Loan*	Ann Arbor, MI	Multifamily	03/30/2018	7.5%	03/29/2020	$4,900,000	79.0%	81.7.	%	Initial
Kenmore J.C. Senior Loan*	Los Angeles, CA	Land	05/21/2018	10.3%	05/21/2020	$12,770,000	75.0%	72.2%		Initial
1923 9th St NW Senior Loan*	Washington, DC	Land	06/04/2018	9.8%	06/04/2020	$6,630,000	83.9%	86.1%		Initial
HLC-LP Oakwood Senior Loan*(17)	Los Angeles, CA	Land	06/15/2018	10.0%	06/15/2019	$2,500,000	73.5%	--		Initial	Update
AmeriPacific Eagle Rock Senior Loan*	Los Angeles, CA	Land	08/09/2018	10.0%	02/09/2020	$3,100,000	87.1%	87.1%		Initial
RKD 2111 Pacific Senior Loan, A note*	San Pedro, CA	Land	08/23/2018	9.5%	08/23/2020	$1,400,000	94.1%	94.1%		Initial
RKD 2111 Pacific Senior Loan, B note*(19)	San Pedro, CA	Land	08/23/2018	21.0%	02/23/2019	$200,000	94.1%	94.1%		Initial
CCA Fletcher Senior Loan*	Los Angeles, CA	Land	11/02/2018	9.7%	05/02/2020	$5,000,000	76.9%	87.0%		Initial	Update
TTLC El Sereno Senior Loan*	Los Angeles, CA	Land	06/14/2019	9.5%	06/14/2020	$6,500,000	70.8%	--		Initial
Station East Loan*	Union City, CA	Land	09/03/2019	9.5%	09/03/2021	$28,000,000	83.3%	64.1%		Initial

* Acquisition was reviewed and approved by the Independent Representative prior to its consummation, with such determination that the transaction was fair and reasonable to us and at a price to us that is not materially greater than the cost of the asset was to the affiliated seller

(1)	Interest Rate refers to the projected the annual interest rate on each senior loan. The interest rate presented does not distinguish between interest that is paid current and interest that accrues to the maturity date, nor does it include any increases in interest rate that may occur in the future.
(2)	Maturity Date refers to the initial maturity date of each senior loan, and does not take into account any extensions that may be available.
(3)	Total Commitment refers to the total commitment made by the Company to fund the senior loan, not all of which may have been funded on the acquisition date.
(4)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as determined by our Manager. LTVs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that such value will be achieved. We generally use LTV for properties that are generating cash flow.

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(5)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. We generally use LTC for properties that are subject to construction. LTCs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that the anticipated completion cost will be achieved.
(6)	LTC presented is a combined LTC of the Fairmount Senior Loan and the Fairmount Controlled Subsidiary.
(7)	On June 14, 2016, the entirety of the CPG Senior Loan was paid off and is no longer outstanding.
(8)	On January 19, 2017, the Fairmount Senior Loan was paid off and is no longer outstanding.
(9)	On May 4, 2018, the Ascent Senior Loan was paid off and is no longer outstanding.
(10)	On December 22, 2017, the Van Nuys Senior Loan was paid off and is no longer outstanding.
(11)	On September 20, 2017, the Continuum Mateo Senior Loan was paid off and is no longer outstanding.
(12)	On April 5, 2017, the Stradella Court Senior Loan was paid off and is no longer outstanding.
(13)	On January 5, 2018, the Otsego Homes Senior Loan was paid off and is no longer outstanding.
(14)	On December 21, 2018, we executed a loan modification extending the maturity date to January 1, 2020 and increasing the loan principal.
(15)	On March 5, 2018, the Melrose Senior Loan was paid off and is no longer outstanding.
(16)	On May 16, 2019, the Pacer Hollywood Senior Loan was paid off and is no longer outstanding.
(17)	On June 18, 2019, the HLC-LP Oakwood Senior Loan was paid off and is no longer outstanding.
(18)	On October 7, 2019, the Clermont Senior Loan was paid off and is no longer outstanding.
(19)	On January 23, 2019, the RKD 2111 Pacific Senior Loan was paid off and is no longer outstanding.
(20)	On May 19, 2020, the Gramercy Homes Senior Loan was paid off and is no longer outstanding.

Real Property and Controlled Subsidiaries (Preferred Equity Investments)	Location	Type of Property	Date of Acquisition	Annual Return (1)	Redemption Date (2)	Total Commitment (3)	LTV(4)	LTC(5)	Overview (Form 1-U)
Ace Hotel Controlled Subsidiary*	Pittsburgh, PA	Hotel	12/15/2015	15.0%	11/13/2018	$2,275,000	75.0%	37.0%	Initial	Update
Woodlands Preferred Equity(6)	Snoqualmie, WA	Multifamily	12/18/2015	12.0%	09/01/2022	$2,000,000	76.40%	--	Initial	Update
RPQ Preferred Equity*(16)	Richland, WA	Multifamily	01/07/2016	13.0%	07/01/2021	$2,000,000	--	--	Initial	Update 1 Update 2
Fairmount Controlled Subsidiary(8)	Atlanta, GA	Retail	01/21/2016	16.0%	01/20/2021	$910,000	--	82.0%	Initial	Update
JOSS Preferred Equity*(9)	Santa Monica, CA	Office	01/27/2016	12.0%	04/13/2020	$1,000,000	87.0%	82.0%	Initial
Grove Controlled Subsidiary	Cordova, TN	Multifamily	03/02/2016	12.5%	12/01/2022	$3,750,000	87.3%	--	Initial
Vukota Stratus Controlled Subsidiary(10)	Colorado Springs, CO	Multifamily	04/29/2016	12.0%	09/01/2023	$4,000,000	85.0%	--	Initial	Update
Elysium 14 Controlled Subsidiary(12)(11)	Washington, DC	Multifamily	05/10/2016	10.9%	09/10/2018	$6,475,000	--	89.0%	Initial	Update 1 Update 2 Update 3
Brandywine Controlled Subsidiary(17)	Wilmington, DE	Multifamily	09/11/2017	11.0%	09/10/2025	$4,000,000	--	77.9%	Initial	Update
Waypoint Sarasota Controlled Subsidiary	Sarasota, FL	Multifamily	10/11/2017	11.0%	04/11/2021	$4,600,000	59.1%	69.4%	Initial
JF Bonneville Controlled Subsidiary*(13)	Salt Lake City, UT	Multifamily	10/19/2017	14.0%	07/02/2018	$2,517,500	65.3%	--	Initial	Update
JVM Aventine Controlled Subsidiary(18)	Aurora, IL	Multifamily	10/30/2017	10.0%	04/01/2023	$8,000,000	80.3%	--	Initial	Update
Vukota Bluffs Controlled Subsidiary*(14)	Colorado Springs, CO	Multifamily	11/10/2017	12.0%	09/10/2025	$931,960	85.0%	--	Initial	Update
Vukota Woodmen Controlled Subsidiary*	Colorado Springs, CO	Multifamily	11/10/2017	12.0%	10/01/2024	$1,114,300	82.1%	--	Initial
Breckenridge Aspen Heights Controlled Subsidiary	Springfield, MO	Multifamily	12/11/2017	11.0%	01/01/2026	$4,500,000	70.6%	--	Initial
705 Edgewood Controlled Subsidiary*(19)	Washington, DC	Retail	01/08/2018	13.0%	05/26/2020	$2,666,200	59.5%	--	Initial	Update
RSE Coastal Village Controlled Subsidiary	Fort Myers, FL	Multifamily	06/29/2018	10.5%	07/10/2023	$6,820,000	83.5%	--	Initial
RSE-Aura Controlled Subsidiary(15)	San Antonio, TX	Multifamily	12/19/2018	13.0%	12/19/2019	$1,421,545	95.0%	--	Initial	Update
Harbour Island Tampa Controlled Subsidiary	Tampa, FL	Multifamily	11/08/2019	9.64%	11/08/2026	$26,775,000	85.0%	--	Initial

*Acquisition was reviewed and approved by the Independent Representative prior to its consummation, with such determination that the transaction was fair and reasonable to us and at a price to us that is not materially greater than the cost of the asset was to the affiliated seller.

9

(1)	Annual Return refers to the projected annual preferred economic return that we are entitled to receive with priority payment over the other equity invested in the property. The annual return presented does not distinguish between returns that are paid current and those that accrue to the redemption date, nor does it include any increases in annual return that may occur in the future.
(2)	Redemption Date refers to the initial or redemption date of each asset, and does not take into account any extensions that may be available.
(3)	Total Commitment refers to the total commitment made by the Company to fund the senior loan, not all of which may have been funded on the acquisition date.
(4)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as reasonably determined by our Manager. There can be no assurance that such value will be achieved. We generally use LTV for properties that are generating cash flow.
(5)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. We generally use LTC for properties that are under construction. There can be no assurance that the anticipated completion cost will be achieved.
(6)	On July 5, 2018, Woodlands paid off the $2,000,000 investment.
(7)	LTC presented is a combined LTC of the Fairmount Senior Loan and the Fairmount Controlled Subsidiary.
(8)	On January 19, 2017, the Fairmount Controlled Subsidiary redeemed our equity in full.
(9)	On August 31, 2017, the JOSS Preferred Equity redeemed our equity in full.
(10)	On August 31, 2018, the Vukota Stratus Controlled Subsidiary Investment was paid off in full.
(11)	On January 12, 2018, we increased our total commitment in the Elysium 14 Investment from $4,475,000 to $6,475,000, and revised the New Elysium Operative Agreement to reduce the annual return from 12.5% to 10.9%, and extended the redemption date to September 10, 2018.
(12)	On July 2, 2018, the New Elysium 14 Investment was redeemed in full.
(13)	On September 21, 2018, JF Bonneville Controlled Subsidiary Investment was paid off in full.
(14)	On August 22, 2018, Vukota Bluffs Investment was paid off in full.
(15)	On February 27, 2019, the RSE- Aura Controlled Subsidiary was paid off in full.
(16)	On March 29, 2019, the remaining equity in our RPQ Preferred Equity investment was redeemed.
(17)	On April 30, 2019, the Brandywine Controlled Subsidiary redeemed our investment in full.
(18)	On June 17, 2020, the JVM Aventine Controlled Subsidiary redeemed our investment in full.
(19)	On June 25, 2020 the 705 Edgewood Controlled Subsidiary redeemed our investment in full.

Real Property Controlled Subsidiaries (JV Equity Investments)	Location	Type of Property	Date of Acquisition	Purchase Price(1)	Overview (Form 1-U)
RSE Siena Controlled Subsidiary	Plantation, FL	Multifamily	12/10/2018	$6,000,000	Initial
NP 85, LLC (2)	San Antonio, TX	Multifamily	12/19/2018	$2,585,727	Initial	Update
NP 84, LLC (3)	Mansfield, TX	Multifamily	04/01/2019	$5,747,500	Initial	Update

(1)	Purchase Price refers to the total price paid by us for our pro rata share of the equity in the controlled subsidiary.
(2)	On February 27, 2019, the NP 85 investment was fully distributed.
(3)	On June 20, 2019, the NP 84 investment was fully distributed.

10

Other Real Estate Related Investments	Location	Type of Property	Date of Acquisition	Annual Return (1)	Redemption Date (2)	Total Commitment (3)	Overview (Form 1-U)
Pryde Project Dependent Note* (4)	Seattle, WA	Multifamily	1/7/2016	14.0%	7/29/2018	$1,000,000	Initial	Update

* Acquisition was reviewed and approved by the Independent Representative prior to its consummation, with such determination that the transaction was fair and reasonable to us and at a price to us that is not materially greater than the cost of the asset was to the affiliated seller or lessor.

(1)	Annual Return refers to the projected annual economic return that we are entitled to receive with priority payment over other equity invested in the property. The annual return presented does not distinguish between returns that are paid current and those that accrue to the redemption date, nor does it include any increases in annual return that may occur in the future.
(2)	Redemption Date refers the initial or redemption date of each asset, and does not take into account any extensions that may be available.
(3)	Total Commitment refers to the total commitment made by the Company in acquiring the asset, not all of which may have been funded on the acquisition date.
(4)	On June 22, 2017, the National Commercial Real Estate Trust paid off the note in full.

As of June 30, 2020, the Company's investments in companies that are accounted for under the equity method of accounting included the initial and subsequent contributions to National Lending, LLC (“National Lending”) in exchange for ownership interests. See Note 7, Related Party Arrangements for further information regarding National Lending, LLC.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from our Offering, cash flow from operations, net proceeds from asset repayments and sales, borrowings under credit facilities, other term borrowings and securitization financing transactions.

We are dependent upon the net proceeds from our Offering to conduct our operations. We obtain the capital required to primarily originate, invest in and manage a diversified portfolio of real estate investments and conduct our operations from the proceeds of our Offering and from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of June 30, 2020, we had deployed approximately $123.4 million for seventeen investments and had approximately $17.5 million in cash and cash equivalents. In addition to our investments of approximately $123.4 million, we had future funding commitments up to an additional $7.2 million related to our investments. As of June 30, 2020, we anticipate that proceeds from our Offering will provide sufficient liquidity to meet future funding commitments and costs of operations.

We may employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. We currently have outstanding Company level debt of approximately $0 and $4.0 million as of September 22, 2020 and June 30, 2020, respectively. Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50-85% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During periods when we are growing our portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the portfolio) in order to quickly build a diversified portfolio of multifamily rental properties and development project assets. We seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost-effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 75% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

Additionally, because certain of our investments include both current interest payments and interest paid-in kind upon redemption of our investments, there may be differences between net income from operations and cash flow generated from our investments.

Having completed our initial Offering, we face additional challenges in order to ensure liquidity and capital resources on a long-term basis. If we are unable to raise additional funds from the issuance of common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and we may be subject to more fluctuations based on the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

Outlook and Recent Trends

As a result of the global outbreak of a new strain of coronavirus, COVID-19, economic uncertainties have arisen that continue to have an adverse impact on economic and market conditions. The global impact of the outbreak has been rapidly evolving, and the outbreak presents material uncertainty and risk with respect to the Company’s future performance and future financial results. The Company is unable to quantify the impact COVID-19 may have on its future financial results at this time.

While we are encouraged by the stability of our real estate loan performance, in particular with regards to residential property, the country has entered a period of a high degree of uncertainty and volatility as a result of the impact of COVID-19. Although that is likely to mean a period of economic stress, broadly speaking, we believe the Company is well positioned to withstand potential economic shocks or slowdown in the economy.

First, approximately 95% of the Company’s investments are in rental property and residential development. Housing, like food, is a basic good rather than a discretionary expense so should perform more resiliently in a downturn. Second, the Company’s real estate portfolio is only invested in senior loans and preferred equity structured in a mezzanine position (i.e., senior to the common equity), typically with more than 15% to 20% equity junior to our investment. Our belief is a portfolio of residential loans and preferred equity investments is likely to be more stable than most other assets.

Lastly, the current interest rate environment has dramatically eased as a result of the Federal Reserve materially lowering rates. Capital markets expect the Federal Reserve to maintain interest rates near zero for a number of years and continue to inject more liquidity into the market (similar to previous Quantitative Easing). Historically when the market recovers, hard assets, such as real estate, see an increase in value as a result of the expanded monetary base.

Off-Balance Sheet Arrangements

As of June 30, 2020 and December 31, 2019, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Note 7, Related Party Arrangements in our financial statements.

Recent Developments

Investments

The following table summarizes the real estate investments repaid to the Company since June 30, 2020 (through September 22, 2020):

Real Property and Controlled Subsidiaries	Location	Type of Property	Date of Acquisition	Maturity Date(1)	Total Commitment(2)	Overview (Form 1-U)
Huron River Senior Loan	Ann Arbor, MI	Multifamily	03/30/2018	03/29/2020 (3)	$4,900,000	Initial

(1)	Maturity Date refers to the initial maturity date of each senior loan, and does not take into account any extensions that may be available.
(2)	Total Commitment refers to the total commitment made by the Company to fund the senior loan, not all of which may have been funded on the acquisition date.
(3)	On September 18, 2020, the Huron River Senior Loan was paid off and is no longer outstanding.

Other

Event	Date	Description
Share Purchase Price Update	07/01/2020	Beginning on July 1, 2020 the per share purchase price of our common shares was updated to $10.04 due to a quarterly change in NAV. More information can be found here.
Status of our Offering	09/22/2020	As of September 22, 2020, we had raised total gross offering proceeds of approximately $160.0 million from settled subscriptions (including the $1.2 million received in the private placements to our Sponsor and Fundrise, LP, an affiliate of our Sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 15,993,000 of our common shares.
Declaration of August 2020 Distributions	07/30/2020	On July 30, 2020, our Manager declared a daily distribution of $0.0020547945 per share for shareholders of record as of the close of business on each day of the period commencing on August 1, 2020 and ending on August 31, 2020. More information can be found here.
Declaration of September 2020 Distributions	08/28/2020	On August 28, 2020, our Manager declared a daily distribution of $0.0019178082 per share for shareholders of record as of the close of business on each day of the period commencing on September 1, 2020 and ending on October 1, 2020. More information can be found here.
Additional Contribution to National Lending	07/15/2020	On July 15, 2020, the Company contributed an additional $12,000 to National Lending, bringing its total contributions to approximately $6.5 million.

Payoff of National Lending Note	07/21/2020	On July 21, 2020, the Company fully repaid the outstanding promissory note to National Lending, including $4.0 million of principal and approximately $171,000 of accrued interest.

Item 2.	Other Information

None.

Item 3.	Financial Statements

INDEX TO UNAUDITED FINANCIAL STATEMENTS OF

Fundrise Real Estate Investment Trust, LLC

Fundrise Real Estate Investment Trust, LLC

Balance Sheets

(Amounts in thousands, except share data)

	As of June 30, 2020 (unaudited)	As of December 31, 2019 (*)
ASSETS
Cash and cash equivalents	$17,502	$4,162
Interest receivable	516	819
Other assets	7	12
Accrued interest, PIK, net	1,564	1,682
Real estate debt investments, net	110,639	121,780
Investments in equity method investees	11,880	8,780
Total Assets	$142,108	$137,235

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$81	$105
Due to related party	290	263
Note payable – related party	4,161	7,047
Settling subscriptions	104	294
Redemptions payable	6,227	675
Distributions payable	2,975	3,622
Other liabilities	9	25
Interest paid in advance	772	2,207
Total Liabilities	14,619	14,238

Commitments and Contingencies

Members’ Equity:
Common shares; unlimited shares authorized; 14,938,033 and 13,830,932 shares issued and 12,880,356 and 12,502,201 shares outstanding as of June 30, 2020 and December 31, 2019, respectively	148,139	137,156
Redemptions – common shares	(19,873)	(12,791)
Retained Earnings (Accumulated deficit)	(777)	(1,368)
Total Members’ Equity	127,489	122,997
Total Liabilities and Members’ Equity	$142,108	$137,235

* Derived from audited financial statements.

The accompanying notes are an integral part of these financial statements.

Fundrise Real Estate Investment Trust, LLC

Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Six Months Ended June 30, 2020 (unaudited)	For the Six Months Ended June 30, 2019 (unaudited)
Income (loss)
Interest income	$6,105	$4,157
Equity in earnings (losses)	44	107
Other income	344	165
Total income (loss)	6,493	4,429

Expenses
Asset management and other fees – related party	554	408
Credit losses	353	-
General and administrative expenses	147	108
Interest expense – related party note	113	-
Total expenses	1,167	516

Net income (loss)	$5,326	$3,913

Net income (loss) per common share	$0.40	$0.39
Weighted average number of common shares outstanding	13,152,140	10,135,500

The accompanying notes are an integral part of these financial statements. In the opinion of management, all necessary adjustments have been included in order to make the interim financial statements not misleading.

Fundrise Real Estate Investment Trust, LLC

Statements of Members’ Equity

For the Six Months Ended June 30, 2020 and 2019 (unaudited)

(Amounts in thousands, except share data)

	Common Shares		Retained Earnings (Accumulated	Total Members’
	Shares	Amount	deficit)	Equity
December 31, 2019	12,502,201	$124,365	$(1,368)	$122,997
Proceeds from issuance of common shares	1,107,082	11,071	-	11,071
Amortization of deferred offering costs	-	(88)	-	(88)
Distributions declared on common shares	-	-	(4,735)	(4,735)
Redemptions of common shares	(728,927)	(7,082)	-	(7,082)
Net income (loss)	-	-	5,326	5,326
June 30, 2020	12,880,356	$128,266	$(777)	$127,489

	Common Shares		Retained Earnings (Accumulated	Total Members’
	Shares	Amount	deficit)	Equity
December 31, 2018	9,201,113	$91,225	$(719)	$90,506
Proceeds from issuance of common shares	2,136,722	21,367	-	21,367
Amortization of deferred offering costs	-	(48)	-	(48)
Distributions declared on common shares	-	-	(3,959)	(3,959)
Redemptions of common shares	(267,815)	(2,581)	-	(2,581)
Net income (loss)	-	-	3,913	3,913
June 30, 2019	11,070,020	$109,963	$(765)	$109,198

The accompanying notes are an integral part of these financial statements.

Fundrise Real Estate Investment Trust, LLC

Statements of Cash Flows

(Amounts in thousands)

	For the Six Months Ended June 30, 2020 (unaudited)	For the Six Months Ended June 30, 2019 (unaudited)
OPERATING ACTIVITIES:
Net income (loss)	$5,326	$3,913
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity in (earnings) losses	(44)	(107)
Credit losses	353	-
Changes in assets and liabilities:
Net (increase) decrease in interest receivable	303	(48)
Net (increase) decrease in other assets	5	(34)
Net (increase) decrease in accrued interest, PIK	32	(195)
Net increase (decrease) in accounts payable and accrued expenses	(44)	16
Net increase (decrease) in other liabilities	(16)	(199)
Net increase (decrease) in interest paid in advance	(1,435)	(572)
Net increase (decrease) in due to related party	141	16
Net cash provided by (used in) operating activities	4,621	2,790
INVESTING ACTIVITIES:
Investment in real estate debt investments	(2,555)	(7,701)
Repayment of real estate debt investments	13,429	17,943
Investment in equity method investees	(3,130)	(5,748)
Distributions received from equity method investees	74	8,849
Net cash provided by (used in) investing activities	7,818	13,343
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	10,592	20,756
Proceeds from settling subscriptions	104	148
Cash paid for shares redeemed	(1,530)	(2,561)
Distributions paid	(5,197)	(3,325)
Payoff of notes payable - related party	(3,000)	-
Offering costs	(68)	(44)
Net cash provided by (used in) financing activities	901	14,974

Net increase (decrease) in cash and cash equivalents	13,340	31,107
Cash and cash equivalents, beginning of period	4,162	3,125
Cash and cash equivalents, end of period	$17,502	$34,232

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITY:
Amortization of deferred offering costs	$88	$48
Distributions payable	$2,975	$2,691
Redemptions payable	$6,227	$429
Distributions reinvested in Fundrise Real Estate Investment Trust, LLC through programs offered by Fundrise Advisors, LLC	$185	$466
Offering costs payable	$20	$10

The accompanying notes are an integral part of these financial statements.

Fundrise Real Estate Investment Trust, LLC

Notes to Financial Statements (unaudited)

1.	Formation and Organization

Fundrise Real Estate Investment Trust, LLC was formed on May 15, 2015, as a Delaware limited liability company and commenced operations on December 5, 2015. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise Real Estate Investment Trust, LLC except where the context otherwise requires.

The Company was organized primarily to originate, invest in and manage a diversified portfolio of real estate loans, real estate, and may also invest in real estate-related debt securities and other real estate-related assets. The Company may make its investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

We believe we have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes for the six months ended June 30, 2020 and the year ended December 31, 2019. We hold substantially all of our assets directly, and as of June 30, 2020 have not established an operating partnership or any taxable REIT subsidiary or qualified REIT subsidiary, though we may form such entities as required in the future to facilitate certain transactions that might otherwise have an adverse impact on our status as a REIT.

The Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of an Offering. A maximum of $50.0 million of the Company’s common shares may be sold to the public in its Offering in any given twelve-month period. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares. Most recently, the Company qualified $22.3 million of shares on June 26, 2020, which represents the value of shares available to be offered as of the date of its most recent offering circular out of the rolling 12-month maximum offering amount of $50.0 million.

As of June 30, 2020 and December 31, 2019, after redemptions, the Company has net common shares outstanding of approximately 12,880,000 and 12,502,000, respectively, including common shares held by Rise Companies Corp. (the “Sponsor”), the owner of the Manager. As of June 30, 2020 and December 31, 2019 the Sponsor owned 600 common shares. In addition, as of June 30, 2020 and December 31, 2019, Fundrise, L.P., an affiliate of the Sponsor, has purchased an aggregate of 119,900 common shares at $10.00 per share in a private placement for an aggregate purchase price of approximately $1.2 million. As of June 30, 2020 and December 31, 2019, the total amount of equity outstanding by the Company on a gross basis was approximately $129.5 million and $125.5 million, respectively, and the total amount of settling subscriptions was approximately $104,000 and $294,000, respectively. Both of these amounts were based on a $10.00 per share price.

The Company's Manager has established various plans by which individual clients of the Manager may elect to have distributions received from eREITs and eFunds reinvested across such individual client's Fundrise portfolio according to such individual client's selected preferences ("Reinvestment Plans"). Shares purchased through such Reinvestment Plans are done so at the effective price at the time of distribution issuance. For the six months ended June 30, 2020 and the year ended December 31, 2019, approximately $185,000 and $793,000, respectively, of distributions declared by the Company have been reinvested directly into the Company through such Reinvestment Plans.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting and the instructions to Form 1-SA and Rule 8-03(b) of Regulation S-X of the rules and regulations of the SEC. Accordingly, certain information and note disclosures normally included in the financial statements prepared under U.S. GAAP have been condensed or omitted.

In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2019 balance sheet and certain related disclosures are derived from the Company’s December 31, 2019 audited financial statements. These financial statements should be read in conjunction with the Company’s financial statements and notes thereto included in the Company’s annual report, which was filed with the SEC. The financial statements as of June 30, 2020 and for the six months ended June 30, 2020 and 2019, and certain related notes, are unaudited, have not been reviewed, and may not include year-end adjustments to make those financial statements comparable to audited results.

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights.

Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents may consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Earnings per Share

Basic earnings per share is calculated on the basis of weighted-average number of common shares outstanding during the period. Basic earnings per share is computed by dividing income available to common members by the weighted-average common shares outstanding during the period.

Organizational and Offering Costs

Organizational and offering costs of the Company were initially paid by the Manager on behalf of the Company. Organizational costs include all expenses incurred by the Company in connection with its formation. Offering costs represent costs incurred by the Company in the qualification of the Offering(s) and the marketing and distribution of common shares. Costs included in the marketing and distribution of common shares, include, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. Pursuant to the Company’s amended and restated operating agreement (the “Operating Agreement”), the Company was obligated to reimburse the Manager, or its affiliates, as applicable, for organizational and offering costs paid by them on behalf of the Company, subject to a minimum offering raise, as described below.

The Sponsor established a number of programs as real estate investment trusts that are similar in structure to ours. As the Company was the first of the Sponsor’s initial such programs, it was anticipated that the legal fees and other formation and structuring expenses incurred by the Manager in qualifying this Offering would be substantially higher than those of future similar programs. Accordingly, the Manager agreed to allocate legal fees incurred in establishing the first such programs (including us) that exceed the estimated legal fees of $313,000 per program, to other programs sponsored by the Sponsor. As a result, we and each of the other programs have been required to reimburse the Manager for up to $313,000 in legal fees incurred in preparing such offerings. The Sponsor believes that this allocation of legal fees to these similar programs was the most equitable way to ensure that all of the first ten programs bear the burden of establishing a working framework for similar offerings under the newly revised rules of Regulation A.

After the Company raised $1.0 million in this Offering (not including the $100,000 received or to be received in the private placements to the Sponsor and Fundrise, L.P.), beginning on the date that the Company started its operations, it started to reimburse the Manager, without interest, for these organizational and offering costs incurred both before and after that date. Reimbursement payments were made in monthly installments; however, the aggregate monthly amount reimbursed shall not exceed 0.50% of the aggregate gross offering proceeds from the Offering. If the sum of the total unreimbursed amount of such organizational and offering costs, plus new costs incurred since the last reimbursement payment, exceeded the reimbursement limit described above for the applicable monthly installment, the excess was eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until the Manager had been reimbursed in full. The Manager may also incur expenses in relation to subsequent offerings related to the Company. Such offerings will be subject to the reimbursement limit of 0.50%; provided however no reimbursement shall be made which, as a result of the reimbursement, would cause the net asset value to be less than $10.00 per share. As of June 30, 2020 and December 31, 2019, the Company had reimbursed the Manager a cumulative amount of approximately $1,006,000.

During the six months ended June 30, 2020 and 2019, the Manager did not incur reimbursable organizational and offering costs on behalf of the Company. Organizational costs are expensed as incurred, and offering costs are amortized ratably as a reduction to members’ equity based on the proportion of gross proceeds raised to the total gross proceeds expected to be raised when the Offering is complete. As of June 30, 2020 and 2019, approximately $1.2 million and $1.1 million, respectively, of offering costs had been amortized and were included in the statements of members’ equity. As of June 30, 2020 and December 31, 2019, deferred costs are comprised of offering costs relating to offerings subsequent to the initial offering paid directly by the Company.

As of June 30, 2020 and December 31, 2019, the Company directly incurred cumulative offering costs of approximately $268,000 and $180,000, respectively.

Settling Subscriptions

Settling subscriptions presented on the balance sheets represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (ACH) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a variable interest entity (“VIE”) or through our voting interest in a voting interest entity and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee.

The Company evaluates its investment in equity method investees for impairment quarterly or whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. To do so, the Company would calculate the estimated fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for the six months ended June 30, 2020 and 2019.

Real Estate Debt Investments, Net

Our real estate debt investments, net are classified as held to maturity, as we have both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments, if applicable, unless such loans or investments are deemed to be impaired. The Company’s real estate debt investments, net are subject to quarterly analysis for potential loan impairment.

A debt related investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. When an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate. As a practical expedient, the Financial Accounting Standards Board (the “FASB”) issued ASC Topic 310, Receivables, which permits a creditor to measure an observable market price for the impaired debt related investment as an alternative to discounting expected future cash flows. Regardless of the measurement method, a creditor should measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. A real estate debt investment is also considered impaired if its terms are modified in a troubled debt restructuring (“TDR”). A TDR occurs when we grant a concession to a borrower in financial difficulty by modifying the original terms of the loan. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loan. For the six months ended June 30, 2020 and 2019, we recognized approximately $353,000 and $0 of credit losses, respectively. See Note 4, Real Estate Debt Investments, net for further detail.

We have certain investments that are legally structured as equity investments in majority-owned subsidiaries with rights to receive preferred economic returns (referred to throughout these Notes as “preferred equity” investments). We report these investments as real estate debt securities when the common equity holders have a contractual obligation to redeem our preferred equity interest at a specified date.

Interest Paid in Advance Reserve

When a real estate debt investment is funded net of an interest reserve holdback, and is held by the Company, the Company accounts for the holdback funds by classifying them as an interest paid in advance reserve. As interest is incurred by the borrower, the Company recognizes interest income and reduces the interest paid in advance reserve until such time that the reserve is exhausted or the real estate debt investment redeems. Any remaining interest paid in advance reserve balance will be applied to the real estate debt investment balance upon redemption.

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

Through December 31, 2019, the Company’s redemption plan provided that, on a monthly basis, an investor had the opportunity to obtain liquidity monthly, following a minimum 60-day waiting period after submitting their redemption request. Effective as of January 1, 2020, we revised our Redemption Plan to implement quarterly instead of monthly redemption requests, and the elimination of the 60-day waiting period. Further, our current policy includes the provision for separate redemption rights in the case of death or “qualifying disability” that eliminates any penalty for redemption in such circumstances and permits the redemption of shares at 100% of the per share price of our common shares in effect at the time of the redemption request.

Pursuant to the Company’s redemption plan, a member may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 shares or $50,000 worth of shares per each redemption request. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by the Company. Redemptions are also subject to declining discounts on the redemption price over the course of the time the member has held the shares being redeemed.

In light of the SEC’s current guidance on redemption plans, we generally intend to limit the amount redeemed in any calendar quarter to shares whose aggregate value (based on the repurchase price per share in effect as of the redemption date) is 1.25% of the NAV of all of our outstanding shares as of first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, as we intend to make a number of real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the number of common shares available for redemption in any given quarter, as these real estate assets are paid off or sold, but we do not generally intend to redeem more than 5.00% of the common shares outstanding during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan.

In addition, our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect our operations and our non-redeemed members, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. However, in the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on the Fundrise Platform to disclose such amendment. Our Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT. Therefore, a member may not have the opportunity to make a redemption request prior to any potential termination of the Company’s redemption plan.

Due to the uncertainty caused by the new strain of coronavirus (COVID-19), our Manager had previously determined to suspend the processing and payment of redemptions under our redemption plan effective March 31, 2020. Effective as of June 30, 2020, our Manager has determined to resume the processing and payment of redemptions under our redemption plan.

Income Taxes

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2015, the Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying distributions to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying financial statements during the six months ended June 30, 2020 and 2019. No gross deferred tax assets or liabilities have been recorded as of June 30, 2020 and December 31, 2019.

The tax period for the taxable year ending December 31, 2016 and all tax periods following remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Revenue Recognition

Interest income is recognized on an accrual basis and any related premium, discount, origination costs and fees are amortized over the life of the investment using the effective interest method. Interest income is recognized on real estate debt investments classified as held to maturity securities, and investments in joint ventures that are accounted for using the cost method if the terms of the equity investment includes terms that are akin to interest on a debt instrument.

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB’) issued Accounting Standards Update 2016-02 (“ASU 2016-02”), Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all of their leases, including leases embedded in other contractual arrangements, among other changes. In June 2020, in response to the adverse impact of the COVID-19 global pandemic, the FASB issued an update to defer the effective date of the standard to annual reporting periods beginning after December 15, 2021, and for interim periods within fiscal years beginning after December 15, 2022. We are currently assessing the impact of this update on the presentation of these financial statements.

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. In November 2019, the FASB voted to delay the effective date of this standard by two years. The standard will now be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2022, with early adoption permitted. We are currently in the process of evaluating the impact of the adoption of this standard on our financial statements.

In March 2020, the FASB issued Accounting Standards Update 2020-04 (“ASU 2020-04”), Reference Rate Reform (Topic 848) which provides optional expedients and exceptions for applying generally accepted accounting principles to contracts, hedging relationships and other transactions that reference the London interbank offered rate ("LIBOR") or another reference rate expected to be discontinued because of reference rate reform. The expedients and exceptions do not apply to contract modifications made and hedging relationships entered into or evaluated after December 31, 2022, except for hedging relationships existing as of December 31, 2022, that an entity has elected certain optional expedients for and that are retained through the end of the hedging relationship. We are currently in the process of evaluating the impact of the adoption of this standard on our financial statements.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have difference effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

3.	Investments in Equity Method Investees

The table below presents the activity of the Company’s investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	For the Six Months Ended June 30, 2020	For the Year Ended December 31, 2019
Beginning balance	$8,780	$8,471
New investments in equity method investees	3,130	9,076
Distributions received	(74)	(8,933)
Equity in earnings (losses) of equity method investees	44	166
Ending balance	$11,880	$8,780

As of June 30, 2020 and December 31, 2019, the Company’s investments in companies that are accounted for under the equity method of accounting consist of the following:

(1)	Acquired in 2018, a 22.8% non-controlling member interest in Siena JV LP, whose activities are carried out through the following wholly-owned asset: Siena Apartments, a multifamily complex in Plantation, FL.
(2)	Acquired in 2019, an initial 18.0% non-controlling member interest in National Lending, LLC (“National Lending”), whose activities are further described in Note 7, Related Party Arrangements.

In 2018, the Company invested in NP 85, LLC, which was accounted for as an equity method investment due to our member interest being structured as a holding company that issued debt to the borrower of the Aura Westover Hills property. Similarly, in 2019, the Company acquired an equity method investment in NP 84, LLC, which issued a loan to the borrower to acquire Mansfield on the Green, a multifamily property in Mansfield, TX. During the year ended December 31, 2019, both borrowers refinanced the underlying properties and repaid the related loans in full with interest. Consequently, the proceeds from NP 84, LLC and NP 85, LLC were distributed to the members such that the remaining equity interest at December 31, 2019 was $0. Accordingly, there was no gain on sale of the investment.

As of and for the six months ended June 30, 2020, the condensed financial position and results of operations of the Company’s material equity basis investments are summarized below (amounts in thousands):

Condensed balance sheet information:	Siena JV LP As of June 30, 2020	National Lending, LLC As of June 30, 2020
Real estate assets, net	$63,285	$-
Other assets	2,377	47,416
Total assets	$65,662	$47,416

Mortgage notes payable	$41,073	$-
Other liabilities	801	-
Equity	23,788	47,416
Total liabilities and equity	$65,662	$47,416
Company's equity investment, net	$5,340	$6,540

Condensed income statement information:	Siena JV LP For the Six Months Ended June 30, 2020	National Lending, LLC For the Six Months Ended June 30, 2020
Total revenue	$2,938	$311
Total expenses	2,935	14
Net income (loss)	$3	$297
Company's equity in earnings (losses) of investee	$-	$44

As of December 31, 2019 and for six months ended June 30, 2019, the condensed financial position and results of operations of the Company’s material equity method investments are summarized below (amounts in thousands):

	Siena JV LP	National Lending, LLC,	NP 85, LLC	NP 84, LLC
Condensed balance sheet information:	As of December 31, 2019	As of December 31, 2019	As of December 31, 2019	As of December 31, 2019
Real estate assets, net	$63,816	$-	$-	$-
Other assets	1,173	19,313	-	-
Total assets	$64,989	$19,313	$-	$-

Mortgage notes payable	$40,567	$-	$-	$-
Other liabilities	311	-	-	-
Equity	24,111	19,313	-	-
Total liabilities and equity	$64,989	$19,313	$-	$-
Company’s equity investment	$5,414	$3,366	$-	$-

Condensed income statement information:	Siena JV LP For the Six Months Ended June 30, 2019	NP 85, LLC For the Period January 1, 2019 to February 27, 2019 (Distribution)	NP 84, LLC For the Period April 1, 2019 (Acquisition) to June 20, 2019 (Distribution)
Total revenue	$2,757	$270	$871
Total expenses	2,873	-	-
Net income (loss)	$(116)	$270	$871
Company’s equity in earnings (loss) of investee	$(26)	$24	$109

National Lending was formed on July 1, 2019 and therefore no operating results have been presented for the six months ended June 30, 2019.

During the six months ended June 30, 2019, both NP 84, LLC and NP 85, LLC refinanced the underlying properties related to these equity method investments and repaid the related loans in full with interest. Consequently, the proceeds from NP 84, LLC and NP 85, LLC were distributed to the members such that the remaining equity interest as of June 30, 2020 and December 31, 2019 was $0. Accordingly, there was no gain on sale of the investment.

4.	Real Estate Debt Investments, Net

As of June 30, 2020 and December 31, 2019, one of our real estate debt investments is considered impaired. The following table describes our real estate investment activity (amounts in thousands):

Real Estate Debt Investments, net:	For the Six Months Ended June 30, 2020	For the Year Ended December 31, 2019
Beginning balance	$121,780	$82,068
Investments (1)	2,555	64,548
Principal repayments (2)	(13,429)	(24,836)
Principal credit loss	(267)	-
Ending balance	$110,639	$121,780

(1)	No new investments were added during the six months ended June 30, 2020. Investments as of December 31, 2019 include two senior debt investments and one preferred equity investment added during the year ended December 31, 2019.
(2)	As of June 30, 2020, the principal repayments include full repayment from one senior debt investment and two preferred equity investments. The principal repayments as of June 30, 2020 also include two partial repayments from two senior debt investments and one partial repayment from one preferred equity investment. As of December 31, 2019, the principal repayments include full repayment from four senior debt instruments and three preferred equity investments. For the six months ended June 30, 2020 and the year ended December 31, 2019, approximately $0 and $127,000, respectively, of principal had been amortized.

As of June 30, 2020 and December 31, 2019, there were no discount or origination costs or fees that were includable in the carrying value of our real estate debt investments, net.

Accrued interest, PIK, represents accruable interest payable by related real estate debt investments, net upon maturity.

As of June 30, 2020 and December 31, 2019, approximately $140,000 and $54,000, respectively, of cumulative credit losses were included in Accrued interest, PIK, net. As of June 30, 2020 and December 31, 2019, approximately $267,000 and $0, respectively, of cumulative credit losses were included in real estate debt investments, net. The unpaid balance of the impaired loan as of June 30, 2020 and December 31, 2019 is approximately $2.3 million.

In February 2020, one of our real estate debt investments incurred an event of default due to non-payment of interest. On June 4, 2020, the real estate debt investment matured. The real estate debt investment is secured by the underlying property. As of September 22, 2020, we have received principal and interest repayments of approximately $2.3 million, and approximately $4.7 million of principal and interest of remains outstanding. As of September 22, 2020, no resolution to the matter has occurred.

The following table presents the Company’s investments in real estate debt investments, net as of June 30, 2020 (dollar amounts in thousands):

Asset Type	Number	Principal Amount or cost(1)	Future Funding Commitments	Carrying Value
Senior debt	8	$61,132	$7,176	$60,865
Preferred equity	7	49,774	-	49,774
Balance as of June 30, 2020	15	$110,906	$7,176	$110,639

Accrued interest, PIK as of June 30, 2020	N/A	$1,704	-	$1,564

The following table presents the Company’s investments in real estate debt investments, net as of December 31, 2019 (dollar amounts in thousands):

Asset Type	Number	Principal Amount or cost(1)	Future Funding Commitments	Carrying Value
Senior debt	9	$61,532	$10,522	$61,532
Preferred equity	9	60,248	-	60,248
Balance as of December 31, 2019	18	$121,780	$10,522	$121,780

Accrued interest, PIK as of December 31, 2019	N/A	$1,736	-	$1,682

The following table presents certain information about the Company’s investments in real estate debt investments, net as of June 30, 2020 by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Senior debt	8	$36,132	$25,000	$-	$-
Preferred equity	7	6,829	11,670	31,275	-
Balance as of June 30, 2020	15	$42,961	$36,670	$31,275	$-

The following table presents certain information about the Company’s investments in real estate debt investments, net as of December 31, 2019 by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Senior debt	9	$36,532	$25,000	$-	$-
Preferred equity	9	4,703	24,270	31,275	-
Balance as of December 31, 2019	18	$41,235	$49,270	$31,275	$-

Credit Quality Monitoring

The Company’s real estate debt investments, net that earn interest based on debt-like terms are typically secured by senior liens on real estate properties, mortgage payments, mortgage loans, or interests in entities that have preferred interests in real estate similar to the interests just described. The Company evaluates its real estate debt investments, net at least quarterly and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual debt service or guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered investments for which it expects to receive full payment of contractual principal and interest payments as “performing.” As of June 30, 2020 and December 31, 2019, two and one investments, respectively, were considered not to be performing and accordingly, the Company recorded a provision for cumulative credit losses for one investment of approximately $407,000 and $54,000, respectively.

5.	Distributions

Distributions are calculated based on members of record each day during the distribution period.

The table below outlines the Company’s total distributions declared to members and distributions relating to the Sponsor and its affiliates for the six months ended June 30, 2020 and the year ended December 31, 2019 (all tabular amounts are in thousands except per share data):

	Members						Related Parties (1)
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared		Date of Declaration	Total Paid/Reinvested as of June 30, 2020	Payment Date	Total Declared
February 1, 2020 through February 29, 2020	0.0024657534	$911		01/29/2020	$911	04/09/2020	$9
March 1, 2020 through March 31, 2020	0.0020547945	849		02/26/2020	849	04/09/2020	9
April 1, 2020 through April 30, 2020	0.0019178082	774		03/30/2020	-	07/09/2020	7
May 1, 2020 through May 31, 2020	0.0017808219	742		04/29/2020	-	07/09/2020	7
June 1, 2020 through June 30, 2020	0.0017808219	721		05/27/2020	-	07/09/2020	7
July 1, 2020 through July 31, 2020	0.0017808219	738	(2)	06/29/2020	-	10/21/2020	6
Total		$4,735			$1,760		$45

	Members						Related Parties(1)
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared		Date of Declaration	Total Paid/Reinvested as of December 31, 2019	Payment Date	Total Declared
February 1, 2019 through February 28, 2019	0.0021917808	$593		01/30/2019	$593	04/10/2019	$8
March 1, 2019 through March 31, 2019	0.0021917808	665		02/28/2019	665	04/10/2019	8
April 1, 2019 through April 30, 2019	0.0021917808	670		03/28/2019	670	07/11/2019	8
May 1, 2019 through May 31, 2019	0.0019178082	639		04/30/2019	639	07/11/2019	7
June 1, 2019 through June 30, 2019	0.0020547945	680		05/30/2019	680	07/11/2019	8
July 1, 2019 through July 31, 2019	0.0020547945	714		06/28/2019	714	10/09/2019	8
August 1, 2019 through August 31, 2019	0.0016438356	583		07/30/2019	583	10/09/2019	9
September 1, 2019 through October 1, 2019	0.0021232877	743		08/29/2019	743	10/09/2019	10
October 2, 2019 through October 31, 2019	0.0020547945	735		10/01/2019	-	01/13/2020	9
November 1, 2019 through November 30, 2019	0.0024657534	913		10/31/2019	-	01/13/2020	9
December 1, 2019 through December 31, 2019	0.0026027397	1,006		11/26/2019	-	01/13/2020	10
January 1, 2020 through January 31, 2020	0.0024657534	954	(3)	12/23/2019	-	04/09/2020	-
Total		$8,895			$5,287		$94

(1)	Total distributions declared to related parties are included in total distributions declared to all members.
(2)	The liability for the July 2020 distribution was estimated based on the daily distribution per-share amount multiplied by the number of members as of the date of the preparation of the June 30, 2020 financial statements, and is scheduled to be paid within three weeks after the end of September 2020.
(3)	The liability for the January 2020 distribution was estimated based on the daily distribution per-share amount multiplied by the number of members as of the date of the preparation of the December 31, 2019 financial statements. This amount was subsequently determined to be approximately $963,000.

6.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. The fair value of a financial instrument is the amount at which such financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

As of June 30, 2020 and December 31, 2019, the Company’s significant financial instruments consist of cash and cash equivalents, interest receivable, and real estate debt investments. With the exception of real estate debt investments, the carrying amount of the Company’s financial instruments approximates their fair values due to their short-term nature. The aggregate fair value of our real estate debt investments including PIK interest is based on unobservable Level 3 inputs which management has determined to be its best estimate of current market values. The methods utilized generally included a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market-based interest or preferred return rate, loan to value ratios, and expected repayment and prepayment dates.

As a result of this assessment, as of June 30, 2020 and December 31, 2019, management estimated the fair value of our real estate debt investments including PIK interest to be approximately $115.2 million and $123.5 million, respectively.

7.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s Offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager is reimbursed for organizational and offering expenses incurred in conjunction with the Offering. See Note 2, – Summary of Significant Accounting Policies – Organizational and Offering Costs for the amount of organizational and offering costs incurred and payable for the six months ended June 30, 2020 and 2019.

The Company will reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. For the six months ended June 30, 2020 and 2019, the Manager incurred approximately $8,000 and $37,000 of operational costs on our behalf, respectively. Of such amounts, approximately $2,000 and $10,000 were due and payable as of June 30, 2020 and December 31, 2019, respectively.

The Company will pay the Manager a quarterly asset management fee of one-fourth of 0.85% based on our NAV at the end of each prior quarter. This rate is determined by our Manager in its sole discretion, but cannot exceed an annualized rate of 1.00%. In addition, the Manager may in its sole discretion waive its asset management fee, in whole or in part. The Manager will forfeit any portion of the asset management fee that is waived.

During the six months ended June 30, 2020 and 2019, we incurred asset management fees of approximately $554,000 and $408,000, respectively. As of June 30, 2020 and December 31, 2019, approximately $287,000 and $250,000, respectively, of asset management fees remain payable to the Manager.

The Company is required to reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of June 30, 2020 and December 31, 2019, the Manager has designated two and one assets, respectively, as non-performing but the Company has not incurred any special servicing fees.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor or its affiliates may close and fund a loan or other investment prior to it being acquired by us. This allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition. During the six months ended June 30, 2020 and 2019, the Company purchased zero and one investment, respectively, that were owned by Fundrise Lending, LLC.

For situations where our Sponsor, Manager or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices. During the six months ended June 30, 2020 and 2019, fees of approximately $5,000 and $7,000, respectively, were paid to the Independent Representative as compensation for those services.

Fundrise, L.P., Member

Fundrise, L.P. is a member of the Company and held 119,900 shares as of June 30, 2020 and December 31, 2019. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, Fundrise L.P. may provide capital to Fundrise Lending, LLC for the purposes of acquiring investments where there would otherwise be insufficient capital. During the six months ended June 30, 2020 and 2019, Fundrise, L.P. did not provide capital to Fundrise Lending, LLC for the purposes of acquiring investments on behalf of the Company.

Rise Companies Corp, Member and Sponsor

Rise Companies Corp. is a member of the Company and held 600 common shares as of June 30, 2020 and December 31, 2019.

As a means to provide liquidity during capital raising periods, Rise Companies Corp. issued a promissory grid note to the Company and its affiliates in the amount of $10.0 million. The loan bore a 3.00% interest rate and expired on January 31, 2019. As such, this note is no longer available to fund acquisitions and there were no principal draws, repayments or interest incurred during the six months ended June 30, 2020 and 2019.

For the six months ended June 30, 2020 and 2019, the Sponsor incurred approximately $8,000 and $3,000 of operational costs on our behalf, respectively. Of such amounts, approximately $1,000 and $3,000 were due and payable as of June 30, 2020 and December 31, 2019, respectively.

Investment in National Lending, LLC

In July 2019, our Manager formed a self-sustaining lending entity, National Lending, LLC (“National Lending”), which is financed by each of the eREITs affiliated with our Sponsor. National Lending is managed by an independent manager (the “Independent Manager”) through a management agreement at a market rate. Each eREIT contributes an amount to National Lending in exchange for ownership interests, originally not to exceed 3% of its assets under management to National Lending. On March 20, 2020 the Company entered into an Amended and Restated Operating Agreement with National Lending, which increased the maximum contribution for partnership interest from 3% to approximately 5% of a partner’s assets under management. As of June 30, 2020, and December 31, 2019, the Company has contributed approximately $6.5 million and $3.3 million for a 13.77% and a 17.43% ownership in National Lending, respectively.

National Lending may provide short-term bridge financing through promissory notes to any of the eREITs who have contributed to it in order to maintain greater liquidity and better finance such eREIT’s individual real estate investment strategies. The promissory notes bear a market rate of interest and are generally repaid via the capital raised by each of the borrowing eREITs’ offerings. All transactions between National Lending and the borrowing eREITs are reviewed by the Independent Manager. During the year ended December 31, 2019, the Company entered into one promissory note with National Lending in the amount of approximately $7.0 million with an interest rate of 4.50%. During the six months ended June 30, 2020, the Company repaid approximately $3.0 million of the balance owed to National Lending for the promissory note. As of June 30, 2020 and December 31, 2019, approximately $161,000 and $47,000, respectively, of accrued interest was payable to National Lending.

8.	Economic Dependency

Under various agreements, the Company has engaged or will engage our Manager and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon our Manager and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

9.	Commitments and Contingencies

Legal Proceedings

As of the date of the financial statements we are not currently named as a defendant in any active or pending litigation. However, it is possible that the company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

10.	Subsequent Events

In connection with the preparation of the accompanying financial statements, we have evaluated events and transactions occurring through September 22, 2020, for potential recognition or disclosure.

Offering

As of September 22, 2020, we had raised total gross offering proceeds of approximately $160.0 million from settled subscriptions (including the $1.2 million received in the private placements to our Sponsor and Fundrise, L.P., an affiliate of our Sponsor), and had settled subscriptions in our Offering and private placements for a gross aggregate of approximately 15,993,000 of our common shares.

Debt Investment Event of Default

On August 31, 2020, one of our real estate debt investments incurred an event of default due to non-payment of interest. As of September 22, 2020, the total amount of interest of approximately $83,000 remains outstanding.

Additional Draws Funded to Borrowers

As of September 22, 2020, borrowers have drawn additional funds on existing real estate debt investments in the amount of approximately $1.2 million.

Principal Repayments

As of September 22, 2020, the Company received repayment for the outstanding balance for one real estate investment in the amount of approximately $4.5 million plus outstanding interest, and received partial principal and interest repayments for one real estate investment in the amount of approximately $2.3 million.

Payoff of Promissory Note from National Lending

On July 21, 2020, the Company fully repaid National Lending for the existing promissory note in the amount of approximately $4.0 million of principal and approximately $171,000 of accrued interest. As of September 22, 2020, there is no longer outstanding principal or accrued interest related to the promissory note with National Lending.

Additional Contributions to National Lending, LLC

On July 15, 2020, the Company contributed an additional $12,000 to National Lending in accordance with the Subscription Agreement, for a total cumulative contribution of approximately $6.5 million, which is equivalent to approximately 12% ownership as of July 15, 2020.

Coronavirus Impact

As a result of the global outbreak of a new strain of coronavirus, COVID-19, economic uncertainties have arisen that continue to have an adverse impact on economic and market conditions. The global impact of the outbreak has been rapidly evolving, and the outbreak presents material uncertainty and risk with respect to the Company’s performance and financial results, such as the potential negative impact to occupancy and corresponding rental income from its investments in equity method investees or interest receivable from its real estate debt investments. The Company is unable to quantify the impact COVID-19 may have on its financial results on an ongoing basis.

Item 4.	Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation (incorporated by reference to the copy thereof submitted as Exhibit 2.1 to the Company’s DOS/A filed on October 2, 2015)
2.2*	Form of Amended and Restated Operating Agreement (incorporated by reference to the copy thereof submitted as Exhibit 2.2 to the Company's 1-A/A filed on November 18, 2015)
4.1*	Form of Subscription Agreement (incorporated by reference to the copy thereof submitted as Appendix A to the Company’s Offering Circular filed on June 26, 2020)
6.1*	Form of License Agreement between Fundrise Real Estate Investment Trust, LLC and Fundrise, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s DOS/A filed on October 2, 2015)
6.2*	Form of Shared Services Agreement between Rise Companies Corp. and Fundrise Advisors, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.3 to the Company’s DOS/A filed on October 30, 2015)

*	Previously filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semiannual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, DC on September 22, 2020.

Fundrise Real Estate Investment Trust, LLC
By:	Fundrise Advisors, LLC, a Delaware limited liability company, its Manager

	By:	/s/ Benjamin S. Miller
		Name:	Benjamin S. Miller
		Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this Semiannual Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer of	September 22, 2020
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Executive Officer)

/s/ Benjamin S. Miller	Interim Chief Financial Officer and Treasurer of	September 22, 2020
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Financial Officer and
Principal Accounting Officer)